EXHIBIT 99.1

PENN WEST PROVIDES FOURTH QUARTER, 2013 OPERATIONAL UPDATE AND ANNOUNCES ADDITIONAL NON-CORE ASSET DISPOSITIONS FOR EXPECTED PROCEEDS OF APPROXIMATELY $175 MILLION

FOR IMMEDIATE RELEASE, January 21, 2014

PENN WEST PETROLEUM LTD. (TSX: PWT) (NYSE: PWE) (“Penn West”, “our” or the “Company”) is pleased to provide an operational update on fourth quarter 2013 activities and announces additional non-core asset dispositions for expected proceeds of approximately $175 million.

OVERVIEW

On November 6, 2013 Penn West released a long-term strategy to position itself as a stronger and more vibrant company with the goal of becoming Canada’s leading conventional liquids producer. The Company will be driven by performance criteria aimed at focused oil production growth translating into improved funds flow generation and shareholder value. The Company has demonstrated significant progress on the long-term strategy including:

•	Announced or closed asset sales transactions for gross proceeds of nearly $700 million;

•	Cost reductions in the business of approximately $100 million in 2013;

•	Improved capital discipline demonstrated by lower direct per well costs, leading to development capital reductions of almost ten percent in 2013.

The fourth quarter development program was allocated predominantly to conventional light oil and focused predominantly on the Company’s Cardium and Viking areas. As illustrated in table 1 below, the fourth quarter program average drilling and completion (“D&C”) cost performance in both areas is already at or below the long-term plan assumptions. In particular, as a result of cost reductions in the Cardium program in 2013, Penn West was able to complete and tie-in four additional locations while still remaining below the originally budgeted capital planned for this play. More broadly, these savings drove full year capital expenditures down to approximately $816 million from a plan of $900 million, an improvement of approximately nine percent.

In a step to improve the profitability of our business, Penn West chose not to restore more than 3,200 boe per day of interrupted production based on economic recovery analysis in 2013. These decisions reduced fourth quarter and full year 2013 average production by approximately 2,700 boe per day and 1,400 boe per day respectively.

Demonstrating progress on the Company’s strategy to strengthen its financial position, proceeds from the previously announced phase one dispositions in the amount of $486 million that closed in late December, 2013 were used to pay down outstanding indebtedness on the Company’s credit facilities. Penn West’s year-end 2013 total debt is expected to be approximately $2.9 billion representing an estimated total debt-to-funds flow multiple of 2.7 times and a senior debt-to-EBITDA multiple of 2.2 times.

Further advancing Penn West’s strategic goals to focus the portfolio and strengthen its financial position through non-core asset divestments, the Company today announces it has entered into a purchase and sale agreement (“PSA”) for expected proceeds of $175 million. Further details and benefits of the expected asset dispositions are provided below. With this positive first transaction of the phase two acquisition and divestiture (“A&D”) strategy completed early in 2014, Penn West’s A&D teams continue to actively pursue further divestments and remain encouraged by our demonstrated ability to get deals done.

CAPITAL EXPENDITURES

Capital expenditures in the fourth quarter were approximately $208 million, totaling approximately $816 million for the full year. With a focus on reducing D&C costs and a disciplined approach to capital allocation in the second half of 2013, Penn West was able to execute the planned drilling programs for 2013 approximately nine percent below guidance of $900 million.

OPERATED DEVELOPMENT ACTIVITY

In 2013, Penn West drilled 238 (209 net) operated wells including 59 (54.3 net) wells in the fourth quarter, predominantly focused on light oil and with a success rate of approximately 99 percent. In the fourth quarter of 2013, 17 (15.3 net) wells were drilled in the Cardium, 29 (29 net) wells were drilled in the Viking, two (two net) were drilled in the Slave Point, and three (three net) wells were drilled in Waskada.

The table below summarizes key characteristics of the fourth quarter drilling program:

Table 1: Fourth Quarter Light Oil Development Summary and Program Average Metrics By Play

	Cardium – Lodgepole	Cardium – Crimson Lake	Viking	Slave Point	Waskada
Drilling Summary
Drilled	10	7	29	2	3
Completed	10	4	30	0	3
On Production	9	4	18	0	3

Drilling Performance (Program Average)
Drilling Cycle Time (days)	9	16	2.3	18	4
Lateral Length (meters)	1,250	1,520	565	1,400	590
Number of Fracs	16	16	14	—	13

Cost Performance/Well (Program Average - $’000s)
Drilling Costs	1,300	2,100	303	2,500	490
Completion Costs	1,000	800	553	—	410
Total D&C Costs	2,300	2,900	856	—	900

CARDIUM

In 2013, continued cost reduction and cycle time improvements in the Cardium allowed the Company to complete and tie-in four additional locations while still remaining below the originally budgeted capital planned for this play. The Cardium team has driven costs down to levels approaching the long-term plan cost targets in this area, and will continue to seek further efficiencies through 2014, focused on our goal of best-in-class performance. These improvements are expected to enable the Company to continue to increase 2014 activity where appropriate while remaining within budgeted spending of approximately $270 million. In September, Penn West resumed activity in the Cardium with two rigs in the Lodgepole and Crimson Lake areas and in November mobilized a third rig.

In the Lodgepole region, the industry pacesetter well was drilled by Penn West in less than eight days and the program averaged approximately $2.3 million to drill and complete per well, a reduction of approximately 35 percent from comparable 2012 average costs. The Company remains focused on opportunities to continue this cost reduction trend, including improved cycle times, pad drilling and the shift to broader, more consistent programs.

At a slightly deeper vertical depth, the Crimson Lake Cardium wells in the quarter averaged approximately $2.9 million to drill and complete. Penn West tied-in production from its longest (approximately 1,800 meters) lateral well drilled to date in Crimson Lake. Penn West has reduced drilling times in the Crimson Lake area with a recent pacesetter well drilled in 11.3 days. Similar to the Lodgepole area, the D&C teams have achieved a 39 percent cost reduction in the average per well D&C costs from the comparable 2012 average.

In the fourth quarter, Penn West initiated a waterflood pilot project in an eight-well pad in Willesden Green which consists of four horizontal injection wells supporting offsetting horizontal production wells. Injection rates are meeting expectations for the project. A second Cardium waterflood pilot in the Willesden Green area was constructed in the fourth quarter and commenced water injection in January, 2014. In addition, Penn West commenced construction of a waterflood project in its Medicine River Glauc play designed to support horizontal production wells with the conversion of legacy vertical producing wells to water injection wells and is scheduled to commence injection in the first quarter of 2014.

Ongoing implementation of pressure maintenance via waterflood schemes is expected to mitigate production declines and is a core component of Penn West’s focus on maximizing value from the Cardium play over the long-term plan. Continued cost reductions in the play are expected to allow the Company to not only increase activity within budgeted levels, but increase the pace of waterflood implementation as well.

VIKING

Penn West’s industry leading productivity and cost performance in the Viking continued in the second half 2013 development program, with average per well D&C costs that were five percent lower than the $900,000 cost assumption in the Company’s long-term plan. The second half 2013 average D&C costs of $856,000 represents a 29 percent improvement compared to an average cost of $1.2 million in the first half 2013 program. Penn West’s D&C costs are now at levels below the long-term plan target, and work continues to aggressively reduce these costs even further.

Production performance of Penn West’s Viking wells brought on-stream in early 2013 continue to outperform both industry and the Company’s internal type curves in the greater Dodsland area (see Figure 1). Penn West’s type curves are provided in the corporate presentation, dated January, 2014, which is available on Penn West’s website at http://www.pennwest.com/investors/presentations-webcasts

Figure 1: Updated Viking Type Curve Data

In the fourth quarter, a 16 kilometer 8” group pipeline was constructed and put in service on December 18, 2013. The completion of this pipeline allows us to fully utilize existing processing infrastructure and is expected to improve production performance through lower gathering system pressures, as well as reduce operating costs in the area.

Waterflood project approval was attained for the conversion of 11 horizontal producing wells to water injection wells at Avon Hills. This represents the first of three phases of waterflood implementation planned for the Avon Hills field over 2014 and 2015. Facility and pipeline construction for phase one is planned for the third quarter of 2014 with injection expected to commence in late 2014. Phases two and three are scheduled for 2015.

SLAVE POINT AND WASKADA

In the Slave Point, drilling commenced late in November and increased to a four rig pace at year-end. Operations will continue at that pace until spring break-up when nine of the 23 budgeted wells are anticipated to be on-stream. Results from two Red Earth wells drilled in the quarter have encouraging geological indications of significant reef facies. As a result of these positive indications, Penn West is proceeding with the development of a broader program that will include infrastructure upgrades for the 2015 budget year. This is consistent with the development plan for the area as presented in the long-term plan.

In the Otter waterflood pilot, injection into two horizontal wells commenced on November 19, 2013. We continue to monitor offsetting competitor waterflood schemes as they can provide valuable information for the design and implementation of our projects. Penn West plans to convert an additional seven horizontal wells to injection in the area by the end of 2014.

Drilling costs in the Waskada program also showed improvement in the fourth quarter of 2013. The average D&C cost of $900,000 for the three wells recently drilled compares to an average of $1.2 million in the first half, 2013 Waskada program and represents a 25 percent improvement. These recent wells will be closely monitored for longer-term production performance results before proceeding with a broader drilling program later in the Company’s long-term plan.

PRODUCTION

Based on field estimates, fourth quarter and full year 2013 average production is in-line with guidance and expected to be approximately 124,000 boe per day and 135,100 boe per day respectively and reflect the effect of the previously announced fourth quarter divestments of approximately 10,800 boe per day, the last of which closed on December 20, 2013. Excluding the impact of production divested in 2013, fourth quarter and full year 2013 average daily production would have been approximately 126,200 boe per day and 135,700 boe per day respectively. In 2013, Penn West chose not to restore more than 3,200 boe per day of interrupted production based on economic recovery analysis, a reflection of our commitment to continuously improve the profitability of the enterprise. These decisions reduced fourth quarter and full year 2013 average production by approximately 2,700 boe per day and 1,400 boe per day respectively.

Penn West’s 2013 exit production rate, based on field estimates and including the impact of previously announced divestments of approximately 10,800 boe per day, and weather related and other operational curtailments of approximately 4,500 boe per day was approximately 113,000 boe per day. Excluding these impacts, the 2013 exit production rate would have been 128,300 boe per day, in-line with the forecast exit rate range, prior to dispositions, of 128,000 – 130,000 boe per day as announced with third quarter results on November 6, 2013.

The outages of approximately 4,500 boe per day consisted of third party outages and extremely cold winter weather conditions primarily in the Company’s Saskatchewan and Manitoba operations where temperatures were recorded below -50 degrees Celsius (-58 degrees Fahrenheit) in late December and impacted production lines and facilities. These temporary outages are currently in the process of being restored, however, the Company will continue to exercise its economic discipline and evaluate the value in the recovery of the interrupted volumes on a case-by-case basis.

ASSET DISPOSITION

Advancing Penn West’s strategic goals to focus the portfolio and strengthen its financial position through non-core asset divestments, Penn West is pleased to announce it has entered into a PSA for expected proceeds of $175 million which represents the first transaction in phase two of the divestiture strategy in the Company’s long-term plan.

Assets included in the PSA are located in central and southwestern Alberta and contain non-core Viking and Mannville units in the eastern part of central Alberta (see Figure 2 below which highlights the assets in the PSA as well as the assets divested in phase one late in 2013).

Disposition asset characteristics:

•	current non-core production of approximately 6,700 boe per day weighted 58 percent toward natural gas

•	approximately 1,800 currently producing or suspended wellbores included in the disposition

•	expected 2014 net operating expenses of approximately $20.00 per boe

•	no development capital allocated through the long-term plan period

Figure 2: Map of Divested Acreage In Phase 1 Process and Acreage Included in the PSA

Expected proceeds from this transaction are approximately $175 million, subject to customary closing conditions, and result in transaction metrics of approximately $26,000 per flowing barrel and an accretive 2014 net operating income (“NOI”) multiple. The transaction is expected to close on or about March 14, 2014.

This transaction represents another significant milestone for Penn West in the execution of its long-term strategy to divest of non-core properties to de-lever the balance sheet and improve the operational focus on the Company’s core light oil areas in the Cardium, Viking and Slave Point and improve corporate efficiencies. In 2014, the Company will continue to aggressively focus on transactions that reduce non-core holdings.

OUTLOOK

This outlook section is included to provide shareholders with information about the Company’s expectations as at January 21, 2014 for, among other things, capital expenditures in the first quarter of 2014 and production in 2014 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact capital expenditure levels and production performance, including the ongoing non-core asset disposition program.

With a solid fourth quarter 2013 development program completed, Penn West is actively executing on its first quarter 2014 development programs with a total of $230 million of capital expenditures expected. In the first quarter, 2014 Penn West has 3 rigs operating in the Cardium forecast to drill 15 (13 net) wells, 4 rigs operating in the Slave Point area forecast to drill 9 (9 net) wells, and 1 rig operating in the Viking forecast to drill 9 (9 net) wells. The program in the Slave Point area is planned to be roughly balanced between Otter and Sawn, focused on proof-of-concept deliverables and is weighted toward the first quarter of 2014. By contrast, the 2014 development program in the Cardium is expected to build modestly through the year with a higher weighting of capital spending in the second half of 2014.

On November 6, 2013, Penn West provided 2014 annual average production guidance of 105,000 – 110,000 boe per day, weighted approximately 66 percent to oil and liquids, which contemplated planned dispositions of 12,500 boe per day closing by year-end 2013. Since that time, the Company has actually closed on or has signed PSA’s representing aggregate production volumes that impact the 2014 annual average production by approximately 16,200 boe per day. Reflecting the 2014 average production volume difference of 3,700 boe per day, the Company’s 2014 production guidance has been revised to 101,000 – 106,000 boe per day weighted approximately 66 percent to oil and liquids. Table 2 below summarizes these transactions.

Table 2: Summary of Disposition Impacts to the 2014 Annual Production Guidance

Boe per day
2014 Annual Production guidance Nov. 6, 2013	105,000 – 110,000
Expected disposition volumes as at Nov. 6, 2013	12,500
Realized disposition volumes closed Dec. 20, 2013	(10,800)
Expected disposition volumes in PSA as at Jan. 20, 2014 (2014 annualized)	(5,400)
2014 Annual production guidance Jan. 21, 2014	101,000 – 106,000

ADVISORY

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Under “Overview”: the details, goals and objectives of our long-term plan and strategy, including our goals to position Penn West as a stronger and more vibrant company, to focus the portfolio and strengthen our financial position through non-core asset divestments, and to become Canada’s leading conventional liquids producer, and our intention to be driven by performance criteria aimed at focused oil production growth translating into improved funds flow generation and shareholder value; our preliminary estimates of the amount of our 2013 capital expenditures, our 2013 fourth quarter and full year average daily production levels, our 2013 year-end total debt levels, our 2013 year-end debt-to-funds flow and senior debt-to-EBITDA multiples, and our intention to continue to actively pursue further divestments and the likelihood of and our ability to complete further divestments; Under “Capital Expenditures”: our preliminary estimates of the amount of our 2013 fourth quarter and full year capital expenditures; Under “Cardium”, all details regarding our development strategy and proposed operations on the play, including: our intention to seek further efficiencies through 2014 and focus on our goal of best-in-class performance; our expectation that our operational improvements will enable us to increase 2014 activity within budgeted 2014 spending and the amount of such budget; our focus on opportunities to continue the cost reduction trend and examples thereof; the details of the proposed waterflood project in the Medicine River Glauc play, including anticipated project timelines; details regarding ongoing implementation of pressure maintenance via waterflood schemes and our expectation that such schemes will mitigate production declines and will contribute to our goal of maximizing value from the play; and our expectation that continued cost reductions in the play will allow the Company to not only increase activity within budgeted levels, but increase the pace of waterflood implementation; Under “Viking”, all details regarding our development strategy and proposed operations on the play, including: our intention to work aggressively to reduce costs even further; the ability of our historical type curves in the area to predict future production levels; the ability of the new pipeline to allow us to fully utilize our existing processing infrastructure, improve production performance, and reduce our operating costs in the area; and the details of the proposed three phases of waterflood implementation planned for the Avon Hills field over 2014 and 2015, including anticipated project timelines; Under “Slave Point and Waskada”, all details regarding our development strategy and proposed operations on the play, including: the number of rigs we will operate and the number of wells we will have on stream before spring break-up; our intention to proceed with the development of a broader program in the Slave Point area that will include infrastructure upgrades and the timing thereof; the details of the Otter waterflood pilot, including anticipated project timelines; and our intention to closely monitor recently drilled wells in the Waskada area for longer-term production performance results before proceeding with a broader drilling program; Under “Production”: our preliminary estimates of our 2013 fourth quarter, full year and year-end average daily production levels (including and excluding the effect of fourth quarter dispositions and other factors); our commitment to continuously improve the profitability of the enterprise; and our intention to evaluate the value in the recovery of interrupted production volumes on a case-by-case basis; Under “Asset Disposition”, all details regarding the proposed asset disposition transaction, including: our strategic goal to focus our portfolio and strengthen our financial position through non-core asset divestments; our long-term strategy to divest of non-core properties to de-lever our balance sheet and improve the operational focus on our core light oil areas in the Cardium, Viking and Slave Point and improve corporate efficiencies; our intention to continue to aggressively focus on transactions that reduce non-core holdings; the description of the assets to be sold, including the amount of production attributable to such assets and the expected 2014 net operating expenses attributable to the assets; the anticipated disposition proceeds and related price per flowing barrel and accretive 2014 NOI multiple transaction metrics; the anticipated closing date; and the benefits that we anticipate to receive from the disposition; Under “Outlook”: all details regarding our development program in the first quarter of 2014 in the Cardium, Slave Point and Viking plays, including our forecast capital expenditure levels, the number of rigs we anticipated operating, the number of wells we anticipate drilling, and the anticipated weighting of capital spending throughout the year; the expected impact of completed and announced dispositions on our 2014 average daily production volumes; and our updated 2014 annual average production guidance and forecast oil and liquids weighting of such production. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the expected terms and timing of the proposed asset disposition described herein, including the proceeds to be derived therefrom and the amount of production to be disposed of; our ability to execute our long-term plan and the impact that the successful execution of such plan will have on our Company and our shareholders; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices, and in particular our 2014 budgeted commodity pricing which is available in our “Third Quarter Results & Long-Term Plan” corporate presentation dated November 6, 2013, which is available on our website at www.pennwest.com; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, including the disposition discussed herein, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for dispositions; failure to realize the anticipated benefits of dispositions; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Type Curves

The production type curves disclosed in and referred to in this press release are for illustrative purposes only to demonstrate potential future performance and do not constitute a guarantee of future well performance in the areas which they describe. The production type curves disclosed in and referred to in this press release are constructed from well data representing only those wells deemed to be most indicative of the go-forward wells that we intend to develop. A type curve demonstrates the expected performance of wells drilled in the core areas of our plays. Future year inventory may deviate from this type curve as development extends beyond these core areas.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including net operating income (“NOI”), funds flow, total debt, total debt-to-funds flow, senior debt, EBITDA and senior debt-to-EBITDA. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Net operating income is used to assess the cash generation of an asset and hence its relative economic value and is production revenue less royalties and operating costs and transportation costs. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividend and capital programs. Total debt is the estimated amount of senior debt plus working capital deficit excluding the current portion of risk management, stock-based compensation liability and deferred funding assets. Total debt-to-funds flow is the ratio of our total debt to our funds flow and is used to assess the appropriateness of the Company’s level of leverage. Senior debt is the amounts drawn on the Company’s bank facility plus the amount of the senior, unsecured notes. EBITDA is earnings before interest, taxes, depletion and amortization. Senior debt-to-EBITDA is the ratio of our senior debt to our EBITDA and is used to assess our compliance under lending agreements. For additional information relating to non-GAAP measures, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com